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Hakan Lindskog

Chief Operating Officer at Neurohacker Collective

Washington D.C. Metro Area

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Neurohacker Collective

Swedish University of Agricultural Sciences

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500+ connections

Business leader with a strong focus on revenue and profit growth; change agent with a keen sense of vision and strategy, but a bias for action and execution. 20 years of leadership and P&L management (as CEO, President or COO) of digital marketing, media, direct marketing and ecommerce companies...

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Experience

Neurohacker Collective

1 yr 10 mos

Chief Operating Officer

Dec 2017 – Present · 1 yr 4 mos

Greater San Diego Area

Advisor

Jun 2017 – Nov 2017 · 6 mos

Greater San Diego Area

Founder and CEO

Recur Advisory LLC

Oct 2016 – Present · 2 yrs 6 mos

Manassas, Virginia

Recur Advisory LLC is a consultancy focused on recurring revenue business. We create and optimize subscription, membership and club businesses across a range of industries - mobile apps, music and video, publishing, digital media, consumer goods and software.

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SVP, Direct-to-Consumer Business

Highlights for Children

Mar 2015 – Sep 2016 · 1 yr 7 mos

Columbus, Ohio Area

Global family media brand and publisher of magazines, books and digital products such as subscription-based mobile apps.

Led quick and decisive turnaround of the direct-to-consumer business, driving sig... See more

Chief Executive Officer

Matomy U.S.A., Inc.

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Led the restructuring and integration into Matomy's global operations of digital advertising agency MediaWhiz after its acquisition by Matomy Media Group, one of the world's leading digital performance-based advertising companies.
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Chief Executive Officer

Neverblue Media Company

Mar 2008 – Aug 2012 · 4 yrs 6 mos
Victoria, British Columbia

Devised and executed growth strategy for this private equity owned performance-based digital advertising company, specializing in customer acquisition and lead generation. Neverblue Media was sold to GlobalWide Media in August, 2012.
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Education

Swedish University of Agricultural Sciences

Master of Science (M.Sc.)

1979 – 1984

Skills & Endorsements

Strategic Planning · 25

Endorsed by **3 of Hakan's colleagues at Highlights for Children**

E-commerce · 22

Endorsed by **Jeff Paradise and 1 other who is highly skilled at this**

Endorsed by **3 of Hakan's colleagues at Highlights for Children**

Digital Marketing · 21

Endorsed by **3 of Hakan's colleagues at Highlights for Children**

Endorsed by **7 people who know Digital Marketing**

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